Exhibit 99.1

Viveve® Reports Record Third Quarter Financial Results

Quarterly revenue increases 19% quarter-over-quarter and 217% year-over-year

SUNNYVALE, California -- (Marketwired) -- November 10, 2016 -- Viveve Medical, Inc. (“Viveve”) (Nasdaq: VIVE), a medical technology company focused on women’s health, today reported financial results for the quarter ended September 30, 2016.

“The third quarter continued to be a record breaking period for the company. We achieved our fifth consecutive quarter of double-digit growth, bringing our installed base to 162 Viveve Systems,” said Patricia Scheller, Viveve’s chief executive officer. “Additionally, we recently obtained regulatory clearances in six additional countries, including some of the largest aesethetic and sexual medicine markets in the world. As a result, we are working closely with our international distribution partners to launch the GENEVEVE™ by Viveve treatment into these new international markets, including S. Korea and Brazil. With the recent regulatory clearance in the U.S., we are now focused on building our commercial team and generating additional differentiating clinical data to treat female sexual dysfunction.”

2016 Business Highlights

●

Announced positive final results for both the primary and key secondary endpoints for the VIVEVE I clinical study – the first large-scale, randomized, blinded and sham-controlled study of an energy based treatment conducted in vaginal tissue.

●	Uplisted the company’s common stock to The Nasdaq Capital Market.

●	Announced a distribution contract for the private China market.

●	Successfully raised gross proceeds of $15.5 million in equity capital to support our clinical, regulatory and global commercialization efforts.

●	Executed a $10 million term loan with Western Alliance Bank to meet our expanding working capital requirements.

●	Added three new, independent, and seasoned commercial executives to our Board of Directors.

●	Submitted our IDE to the FDA to conduct VIVEVE II: randomized, controlled and double-blinded trial to improve sexual function in women.

●

Announced key regulatory approvals in several large markets, including S. Korea, Brazil and the U.S., as well as approvals in other key countries including Lebanon, Singapore, the United Arab Emirates.

Q3 Financial Results

"Since launching commercially in Q3 2015, we have seen continued sales momentum around the globe. We believe we are well positioned to build on our rapidly expanding commercial footprint, particularly given recent regulatory clearances," stated Scott Durbin, Viveve’s chief financial officer.

Revenue for the third quarter of 2016 totaled $1,849,000 from the sale of 47 Viveve Systems, 522 disposable treatment tips and other ancillary consumables, compared to revenue of $584,000 for the same period in 2015, an increase of $1,265,000 or 217%.

Gross profit for the third quarter of 2016 was $691,000, compared to gross profit of $167,000, for the same period in 2015, an increase of $524,000. The increase in gross profit was primarily due to the sale of 47 Viveve Systems during the quarter.

Total operating expenses for the third quarter of 2016 increased 63% to $5,326,000 from $3,272,000 in the same period in 2015, primarily as a result of increased efforts to support commercialization of our product in existing and new markets, increased research and development efforts, and implementation of strategies to protect our intellectual property. Spending on research and development during the third quarter of 2016 increased due to costs associated with increased engineering and development work with our contract manufacturer. Selling, general and administrative expenses for the third quarter of 2016 increased primarily due to increased sales and marketing efforts to build brand and market awareness.

Net loss for the third quarter of 2016 was $4,869,000, or a loss of $0.46 per share, compared with a net loss of $3,219,000, or a loss of $0.50 per share, for the same period in 2015.

Cash and cash equivalents were $14,011,000 as of September 30, 2016, an increase of $6,651,000 from $7,360,000 as of December 31, 2015.

Conference Call Information

The company will host a live conference call at 5:00 p.m. ET today. The conference call can be accessed at http://dpregister.com/10095466. The dial-in telephone number will be provided upon registration either in advance of or at the time of the conference call. The conference call will be archived on the company’s website at http://ir.viveve.com/ir-calendar.

About Viveve

Viveve Medical, Inc. is a women's health company passionately committed to advancing new solutions to improve women's overall well-being and quality of life. The Viveve System has received regulatory approval in many countries throughout the world and is available through physician import license in Japan. For further information please visit www.viveve.com.

Safe Harbor Statement

All statements in this press release that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. While management has based any forward-looking statements included in this press release on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to materially differ from such statements. Such risks, uncertainties and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware.

Viveve® is a registered trademark of Viveve, Inc.

VIVEVE MEDICAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$14,011	$7,360
Accounts receivable	1,807	593
Inventory	1,413	1,549
Prepaid expenses and other current assets	1,298	1,228
Total current assets	18,529	10,730
Property and equipment, net	445	239
Other assets	133	138
Total assets	$19,107	$11,107
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,477	$1,432
Accrued liabilities	1,978	1,293
Note payable, current portion	865	4,446
Total current liabilities	5,320	7,171
Note payable, noncurrent portion	8,730	-
Total liabilities	14,050	7,171

Stockholders’ equity:
Preferred stock	-	-
Common stock and paid-in capital	67,859	52,447
Accumulated deficit	(62,802)	(48,511)
Total stockholders’ equity	5,057	3,936
Total liabilities and stockholders’ equity	$19,107	$11,107

VIVEVE MEDICAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Revenue	$1,849	$584	$4,689	$695
Cost of revenue	1,158	417	3,116	520
Gross profit	691	167	1,573	175

Operating expenses:
Research and development	2,054	1,515	6,313	3,446
Selling, general and administrative	3,272	1,757	8,435	5,155
Total operating expenses	5,326	3,272	14,748	8,601
Loss from operations	(4,635)	(3,105)	(13,175)	(8,426)
Interest expense, net	(221)	(114)	(1,094)	(302)
Other expense, net	(13)	-	(22)	(21)
Net loss	$(4,869)	$(3,219)	$(14,291)	$(8,749)

Net loss per share:
Basic and diluted	$(0.46)	$(0.50)	$(1.63)	$(1.99)

Weighted average shares used in computing net loss per common share
Basic and diluted	10,630,468	6,418,457	8,741,667	4,403,620

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